EXHIBIT 5

To Be Completed Only By Registered Common Shareholders Holding 20 Common Shares Or Less On November 19, 2002

Fording Inc. — Small Non-Board Lot Holder Retention Of Interest Form

If you are a registered holder of Common Shares holding 20 Common Shares or less as of the close of business in Calgary, Alberta on November 19, 2002 and you wish to maintain your ownership interest in Fording Income Trust after the Arrangement is effective, you must complete this form.

If you do NOT check the box below or do not deliver this form in accordance with the instructions set out below, under the Arrangement you will receive an amount in cash equal to the Common Share Trading Price for each Common Share you hold. The Common Share Trading Price will be the weighted average trading price per Common Share on The Toronto Stock Exchange for the five trading days immediately preceding the Effective Date of the Arrangement. It is expected that such price will be representative of the market price of a Common Share, which in turn effectively represents an entitlement to one Unit of Fording Income Trust plus CDN $3.00 cash for each Common Share. If you do not check the box below, you will not become a Unitholder of Fording Income Trust, your Common Shares will be cancelled and a cheque representing the Common Share Trading Price for each Common Share you hold will be mailed to you as soon as is practicable after completion of the Arrangement. DO NOT SEND YOUR FORDING INC. SHARE CERTIFICATE TO COMPUTERSHARE.

By checking the box below and delivering this election as required, you are electing to receive in the same manner as other Common Shareholders one Unit of Fording Income Trust and CDN $3.00 for each Common Share held on the Proceeds Date of the Arrangement.

Making this election or failing to make this election does not affect your right to vote at the Meeting or exercise your right of dissent under the Arrangement. For further information, see the Information Circular, in particular “Treatment of Small Non-Board Lot Holders”

In order to make an effective election, you must fully complete and deliver this form to Fording Inc. c/o Computershare Trust Company of Canada in the prepaid envelope provided or by hand or courier to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Corporate Actions Department) no later than 5:00 p.m. (Mountain Standard Time) on December 18, 2002.

☐	I elect to receive one Unit of Fording Income Trust plus CDN $3.00 cash per Common Share for each Fording Common Share I held on November 19, 2002 and continue to hold as a Registered Shareholder through the Proceeds Date of the Arrangement subject to the completion of the Arrangement.

Dated this ______ day of ___________________, 2002

Signature of registered holder
(Please sign exactly as your name appears above)

*	To be completed only by Registered Common Shareholders holding 20 Common Shares or less on November 19, 2002 who wish to maintain an interest in Units and do not wish to receive a cash payment equal to the Common Share Trading Price for their Common Shares.